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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **45310**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/15**___ AND ENDING ___**12/31/15**___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Karalewich   **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Michael Karalewich__ , swear (or affirm) that, to the best

of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of __Nationwide Planning Associates, Inc.__ , as

of __December 31__ , __2015__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

AFERDITA ISUFI
COMM. # 2447698, Bergen County
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 7, 2019

_____
Signature

__CEO__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2015

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have audited the accompanying financial statements of Nationwide Planning Associates, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nationwide Planning Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Planning Associates, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Nationwide Planning Associates, Inc. financial statements. The information is the responsibility of Nationwide Planning Associates, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 29, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and Cash equivalents		150,265
Deposits with clearing broker		100,000
Due from clearing broker		117,494
Accounts receivable		174,705
Advances to brokers		24,412
Prepaid Expenses		51,167
Office furniture and equipment, net of		
accumulated depreciation of	$ (639,227)	257,857
Other assets		99,167
Stockholder loan		30,000
Total Assets		**$ 1,005,067**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued liabilities	$	18,764
Commissions payable		157,833
Payroll Liabilities		(1,361)
Total Liabilities	$	**175,236**

Stockholders' Equity

Common Stock, no part value, 1000 shares authorized, 855 shares issued and outstanding	$	-
Additional paid in capital		221,700
Retained earnings		608,131
Total Stockholders' Equity	$	**829,831**
Total Liabilities and Stockholders' Equity	$	**1,005,067**

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2015

REVENUES	2015
Commissions	$ 8,496,361
Other	712,886
Interest Income	8,147
Total Revenues	$ 9,217,394
General and Administrative Expenses	
Employee compensation and benefits	$ 858,695
Clearing services	240,625
Commissions	7,093,653
Communications	139,579
Occupancy	414,058
Other operating expenses	518,242
Total Expenses	$ 9,264,852
Net Income (Loss)	$ (47,458)

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from Operating Activities:

Net Income (Loss)	$ (47,458)
Adjustments to reconcile net income (loss) to net cash	
Used by operations:	
Depreciation and amortization	105,742
Increase in accounts receivable	(1,153)
Increase in prepaid accounts	(51,167)
Decrease in accounts payable and accrued expenses	(52,624)
Decrease in due from clearing broker	39,589
Net Cash Used By Operating Activities	$ (7,071)
Cash flows from Investing Activities:	
Purchase of office furniture and equipment	$ (5,159)
Security Deposit	(3,001)
Net Cash Used By Investing Activities	(8,160)
Cash flows from Financing Activities:	
Stockholder Distribution	$ (30,000)
Decrease in due from stockholder	0
Net Cash Used By Financing Activities	$ (30,000)
Net Increase in Cash and Cash Equivalents	(45,231)
Cash and Cash Equivalents Balance	
Beginning of Year	$ 195,496
End of Year	$ 150,265
Supplemental Disclosure of Cash Flow Information	
Interest Paid	$ 1,792

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 221,700	$ 685,589	$ 907,289
Net Income (Loss)		$ (47,458)	$ (47,458)
S Corp Distributions		$ (30,000)	$ (30,000)
Balance, December 31, 2015	$ 221,700	$ 608,131	$ 829,831

The accompanying notes are an integral part of these financial statements.

NOTE A - Summary of Significant Accounting Policies

<u>**Organization and Description of Business**</u> : Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, limited partnership interests and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

<u>**Cash and Cash Equivalents:**</u> The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>**Office Furniture and Equipment:**</u> Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

<u>**Income Taxes:**</u> The Company is taxed as an S corporation. Therefore the imcome or losses of the Company flow through to its stockholders and ni income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US federal jurisdiction and various state jurisdictions, is no longer subject to US federal income tax examination by tax authorities for the years before 2012.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2015

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates : Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reproted amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade date basis is not material.

Date of Manager's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon.

The carrying amount of acccounts receivable is reduced by a valuation allowance that reflects management's best estiate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthisness, estimates the portion, if any, of the balance that will not be collected. Generally, accounts receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements at December 31, 2015.

NOTE B - Net Capital

The Company, as a registered broker dealer is subject to the Securities and Excnage Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $328,460 which was $278,460 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .53 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2015

NOTE D - Receivable from Broker-Dealers and Clearing Organization

Amounts receivable from broker-dealers and clearing organization at December 31, 2015 consist of the following:

Receivable from clearing organization	$117,494
Commissions receivable from broker-dealers	135,986
Deposit with clearing firm	100,000
	$353,480

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities.

NOTE E - Leases

The Company leases office premises, automobiles and office equipment under operating leases. The Company's commitment under operating leases is approximately the following:

2016	452,000
2017	451,000
2018	455,000
2019	49,500
2020	12,500
Total	$ 1,420,000

Rent Expense arising from operating leases was approximately 414,000 for 2015.

NOTE F - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions to the plan for the year ended December 31,2015.

NOTE G - Related Party Transactions

The stockholder loan receivable is a non-interest bearing demand note with a balance of $30,000 at December 31, 2015

NOTE G - Related Party Transactions (Continued)

The Company has an expense sharing agreement with related parties effective April 2014.
During 2015, the company received approximately $11,262 from the related party as
reimbursement for premises and personnel costs paid by the Company.
The Company's expense sharing agreement ceased effective June 2015.

NOTE H - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has
no litigation in progress at December 31, 2015.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2015

NET CAPITAL:	2015
Total stockholders' equity	$ 829,831
Less nonallowable assets:	
Property and equipment	257,857
Other assets	99,167
Due from brokers	24,412
Due from stockholder	30,000
Prepaid Expenses	51,167
Non-allowable accounts receivable	28,719
Other deductions	345
	(491,667)
Net capital before haircuts	$ 338,164
Less haircuts	$ (9,704)
Net Capital	$ 328,460
Minimum net capital required	$ 50,000
Excess net capital	$ 278,460
Aggregate indebtedness	$ 175,235
Net capital based on aggregate indebtedness	$ 11,682
Ratio of aggregate indebtedness to net capital	.53 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2015.

Net capital as reported in Part IIA of Form X-17a-5	$ 320,889
Accounts payable increased subsequent to filing	$ (2,429)
Non-allowable assets decreased subsequent to filing	$ 10,000
Net capital as reported above on Schedule I	$ 328,460

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Posession or Control
Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual
Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions
of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from
17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning
Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions
throughout the most recent fiscal year without exception. Nationwide Planning Associates, Inc.'s
management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included inquiries and other required procedures to
obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions.
A review is substantially less in scope than an examination, the objective of which is the expression of an
opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to
management's statements referred to above for them to be fairly stated, in all material respects, based on
the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 29, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC



115W. Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029   Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2) (ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exception provisions throughout the most recent year ended December 31, 2015 without exception.

Michael J. Karalewich
December 31, 2015

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

NATIONWIDE PLANNING ASSOCIATES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Nationwide Planning Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Nationwide Planning Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Nationwide Planning Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nationwide Planning Associates, Inc.'s management is responsible for Nationwide Planning Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 29, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC